
October 25, 2023

Andrew Puhala
Chief Financial Officer
Stabilis Solutions, Inc.
11750 Katy Freeway, Suite 900
Houston, TX 77079

> **Re: Stabilis Solutions, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed March 9, 2023**
> **File No. 001-40364**

Dear Andrew Puhala:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation